SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

MCT HOLDING CORPORATION

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

58277L-10-7

 (CUSIP Number)

Leonard W. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801)-363-74ll

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  LISA JILL HOWELLS

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [  ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

 NUMBER OF SHARES                       7. SOLE VOTING POWER: 168,550

 BENEFICIALLY OWNED                   8. SHARED VOTING POWER: 0

 BY EACH REPORTING PERSON       9. SOLE DISPOSITIVE POWER: 168,550

                                                             10. SHARED DISPOSITIVE POWER: 0

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 168,250 directly and 300 shares indirectly, which are held in a partnership of which she is the general partner.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.3%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  MCT Holding Corporation, a Nevada corporation (the “Company”), 4685 South Highland Drive, Suite 202, Salt Lake City, UT 84117.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Lisa Jill Howells

(b)        Address: 9706 Ruskin Circle, Sandy, UT 84092

(c)        Principal Occupation:  Ms. Howells is a homemaker.

(d)        During the last five years, Ms. Howells has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Ms. Howells has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        United States

Item 3.  Source and Amount of Funds or Other Consideration

Personal funds:  $107,250.

Item 4.  Purpose of Transaction.

Lisa Jill Howells acquired 168,100 shares of the Company from David C. Merrell and Lindsey Hailstone pursuant to a Share Purchase Agreement (“SPA”) dated December 15, 2011, for investment.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially Owned.  As of the date hereof, Lisa Jill Howells owns 168,250 shares directly and 300 shares indirectly (approximately 26.3%) of the Company’s outstanding common stock).

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 168,550 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 168,550

            Shared power to dispose or to direct the disposition of: 0

(c)        None.

(d)        None; not applicable.

(e)        Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

See Item 4.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2011                                                          /s/  Lisa Jill Howells

                                                                                                      Lisa Jill Howells